Rahul K. Patel

+1.212.309.6862

rahul.patel@morganlewis.com

August 29, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Jeffrey Gabor

Re:	BTC Development Corp.

Registration Statement on Form S-1

Filed August 19, 2025

File No. 333-289705

Dear Ms. Paulemon and Mr. Gabor:

On behalf of BTC Development Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission contained in its letter dated August 28, 2025, relating to the above referenced Registration Statement on Form S-1. Concurrently herewith, the Company is submitting Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments, all page references herein correspond to the page of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Registration Statement on Form S-1 filed August 19, 2025
General

1.	We note your disclosure regarding market making on the cover page. Please register the market-making activities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the fee table accordingly.

Exhibits

2.	The Trust Agreement, filed as Exhibit 10.3 states "counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds..." We also note that the disclosure is inconsistent with the disclosure in the prospectus, which states proceeds will not be released until "the completion of our initial business combination." Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 10.3 accordingly.

Securities and Exchange Commission

August 29, 2025

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.212.309.6862.

Very truly yours,

/s/ Rahul K. Patel

cc: R. Maxwell Smeal, Chief Financial Officer